Exhibit 99.1

FOR IMMEDIATE RELEASE	Monday, March 15, 2021

CELESTICA FILES FORM 20-F

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced that its annual report on Form 20-F for the year ended December 31, 2020 has been filed with the United States Securities and Exchange Commission.

The annual report on Form 20-F can be accessed on the company's website at www.celestica.com in the Investor Relations section. The Form 20-F can also be viewed at www.sedar.com and at www.sec.gov.

The company's shareholders are entitled to receive copies of the Form 20-F free of charge. Shareholders can request the document by contacting clsir@celestica.com. Shareholders who have already requested a copy of the Form 20-F will receive this document in the mail.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com.

The company's securities filings can be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com